SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Corporate Governance Report

KEPCO has prepared this report in accordance with Article 24-2 of the Enforcement Rules of KOSPI Market Disclosure Regulation of Korea Exchange in order to provide investors with further information to help them better understand KEPCO’s corporate governance system.

This is a summary in English of the Corporate Governance Report originally prepared in Korean. In the translation process, some parts of the report have been reformatted, rearranged or summarized for the convenience of readers. Nonmaterial or previously disclosed information may also have been omitted or abridged.

Unless expressly stated otherwise, this report reflects KEPCO’s corporate governance structure as of December 31, 2018.

I.	Corporate Governance

1. Corporate Governance Policy

(1) General Meeting of Shareholders

KEPCO regards enhancing shareholder value and protecting shareholder rights as its highest priorities, and, since becoming a public company, has continuously made efforts to uphold a system of corporate governance that reflects its corporate ethos. In that connection, KEPCO plans to further promote the interest of its shareholders through responsible management based on trust and communication and by embedding in its operations a focus on serving the shareholders.

(2) Board of Directors

In order to effect transparency in its corporate governance, anyone interested in KEPCO’s corporate governance practice can access, at KEPCO’s website, KEPCO’s Articles of Incorporation, Regulations Concerning the Board of Directors, Regulations Concerning the Operations of the Board of Directors, the Regulations Concerning the Audit Committee and KEPCO’s other internal regulations related to corporate governance.

To ensure the transparency of corporate governance through the independent decision -making process, KEPCO operates a majority of directors as non-standing directors. The Board of Directors is composed of seven standing directors including the CEO and eight non-standing directors. The chairman of the Board of Directors is appointed upon among non-standing directors for fair gathering of opinions and suggestions on the overall management.

Furthermore, non-standing directors are elected from professionals with basis of Finance, Accounting, Labor management, Shared growth and Energy industries, so as to fulfill ones’ role of consulting and suggesting about the agenda of board meetings.

(3) Audit

The Audit Committee inspects the accounting and management issues, and also evaluates the operation of internal accounting control system. Moreover, it supervises the performance of directors and management to let them make rational business decisions.

The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairman of the committee is required to be a non-standing director. One member of Audit committee is a standing director and is appointed with the recommendation of Director Nomination Committee and by the resolution of General Meeting of Shareholders. The other members of the Audit Committee who are non-standing directors are appointed from among the non-standing directors by the resolution of General Meeting of Shareholders.

The audit committee secures objectivity on conducting the audit, working separately from the directors and management. If it is necessary to carry out its duties, the committee may request any related executive or employee to be present at the committee, to submit reports and to state one’s opinion.

2. Key Characteristics of Corporate Governance Structure

(1) Organization of the Board of Directors

The Board of Directors is composed of seven standing directors (including the CEO) and eight non-standing directors. Non-standing directors are elected from candidates with ample industrial or professional knowledge and experience so as to respond flexibly and expertly to the changing business environment. The chairman of the Board of Directors is appointed from among non-standing directors for fair and transparent operation of the Board of Directors.

Directors are appointed in accordance with the Act on the Management of Public Institutions and the Articles of Incorporation of KEPCO. The CEO is appointed by the President of the Republic of Korea upon the motion of the Ministry of Trade, Industry and Energy following the nomination by the Director Nomination Committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders. Standing directors other than the CEO or those who concurrently serve as members of the Audit Committee are appointed by the CEO with the approval at the general meeting of shareholders. The standing director who concurrently serves as a member of the Audit Committee is appointed through the same appointment process applicable to the CEO, except that the motion for appointment is made by the Ministry of Economy and Finance instead of the Ministry of Trade, Industry and Energy. Non-standing directors must be appointed by the minister of the Ministry of Economy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the Director Nomination Committee. The term of the CEO is three years, while that of directors (standing or non-standing, but not the CEO) is two years.

(2) Subcommittees in the Board of Directors

Under the Board of Directors, there are two subcommittees, namely, Audit Committee and Director Nomination Committee. In accordance with the Act on the Management of Public Institutions, ‘market oriented public enterprises’ such as KEPCO must have an Audit Committee and a Director Nomination Committee.

(3) Diversity and Expertise of the Board of Directors

In order to enhance the expertise of its Board of Directors, KEPCO requires that personal expertise be considered when screening out director candidates and has actively recruited experts in the power industry. In addition, following appointments, KEPCO strives to nurture and expand the expertise of its directors by arranging site visits and on-ground training at power facilities, domestic and abroad, and regularly provides them with informational updates on major industry trends and business issues.

To ensure balanced and diverse membership for its Board of Directors, KEPCO relies on a variety of institutions that recommend director candidates. For example, KEPCO encourages and nurtures recruitment of female directors by having the Nomination Committee to constantly monitor an seek female director candidates. Also, KEPCO seeks to maintain balanced views within its Board of Directors by appointing directors with profound knowledge and expertise in a variety of fields including law, finance, academics and labor relations.

(4) Independence of the Board of Directors

KEPCO ensures the independence of its Board of Directors so that the diretors can carry out their duties of ‘checks and balances’ in a responsible manner. KEPCO also strictly scrutinizes whether a non-standing director candidate has any related party transactions that would disqualify such candidate from directorship under the Korean Commercial Code. Moreover, KEPCO has reinforced the decision-making power of its non-standing directors by requiring that a majority of the board be appointed from non-standing directors and the chairman of the board be appointed from among the non-standing directors.

II.	Shareholders

1. Shareholders’ Rights

(1) General Meeting of Shareholders

KEPCO makes a public disclosure immediately after the Board of Directors resolves to hold a General Meeting of Shareholders and announces the time, place, agenda and other details of the General Meeting of Shareholders at least two weeks before the date of meeting.

However, the notice for the shareholders who have shares under 1% of total issued shares is announced on the Data Analysis, Retrieval and Transfer System of the Financial Supervisory Service or the Korea Exchange. KEPCO will continuously make effort to inform shareholders of the General Meeting sufficiently in advance.

Annual General Meetings are held within three months after the end of each business year, and Extraordinary General Meetings are held at such other times as are deemed necessary.

KEPCO’s General Meetings of Shareholders in the period from January 2018 to May 2019 were held as follows.

Type	Date of Resolution	Date of Notice	Date of Meeting	Place
Annual General Meeting	Feb. 22, 2019	Mar. 7, 2019	Mar. 22, 2019	KEPCO Headquarters
Extraordinary General Meeting	Feb. 15, 2019	Feb. 15, 2019	Mar. 4, 2019
Extraordinary General Meeting	Jul. 12, 2018	Jul. 13, 2018	Jul. 30, 2018
Extraordinary General Meeting	Jun. 29, 2018	Jun. 29, 2018	Jul. 16, 2018
Extraordinary General Meeting	Mar. 26, 2018	Mar. 26, 2018	Apr. 10, 2018
Annual General Meeting	Feb. 23, 2018	Mar. 15, 2018	Mar. 30, 2018

A list of the agenda voted at the General Meetings of Shareholders in the period from the business year right before the start of the last fiscal year to the present is provided below.

Date of Meeting	Resolution	Agenda	Outstanding Shares	Shares Voted	Shares for (Approval Rate*)
Mar. 22, 2019	Ordinary	Approval of consolidated and separate financial statements for the fiscal year 2018	641,964,077	525,181,688	491,395,343 (93.6%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2019	641,964,077	525,181,688	476,740,593 (90.8%)

Mar. 4, 2019	Ordinary	Appointment of a Standing Director - Kim, Sung-Arm	641,964,077	521,392,839	515,106,060 (98.8%)

Jul. 30, 2018	Ordinary	Appointment of a Standing Director - Lee, Jung-Hee	641,964,077	542,433,187	528,928,592 (97.5%)
	Ordinary	Appointment of a Standing Director as a member of Audit Committee - Lee, Jung-Hee	291,886,177	192,355,287	131,155,281 (68.2%)

Jul. 16, 2018	Ordinary	Appointment of Standing Directors
		- Kim, Dong-Sub	641,964,077	515,928,802	513,471,008 (99.5%)
		- Kim, Hoe-Chun	641,964,077	515,928,802	513,470,996 (99.5%)
		- Park, Hyung-Duck	641,964,077	515,928,802	513,471,005 (99.5%)
		- Lim, Hyun-Seung	641,964,077	515,928,802	513,478,127 (99.5%)
	Ordinary	Appointment of Non-Standing Directors as members of Audit Committee
		- Noh, Geum-Sun	330,786,014	204,750,748	204,684,051 (99.9%)
		- Jung, Yeon-Gil	330,786,014	204,750,748	204,421,702 (99.8%)

Apr. 10, 2018	Ordinary	Election of President and CEO - JongKap KIM	641,964,077	432,512,896	430,394,444 (99.5%)

Mar. 30, 2018	Ordinary	Approval of consolidated and separate financial statements for the fiscal year 2017	641,964,077	528,258,103	524,629,257 (99.3%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2018	641,964,077	528,258,103	422,261,017 (79.9%)

*

The voting rights of the shareholders who has shares in excess of three percent of the total number of issued shares, are limited to three percent when appointing members of the audit committee, under the Korean Commercial Code.

*	Approval Rate: the percentage of shares for to the shares voted

(2) Voting at the General Meeting of Shareholders and Shareholders’ Proposal Right

When a certain agenda is proposed in accordance with the Articles of Incorporation of KEPCO and the Regulations Concerning the Board of Directors, it shall be submitted to the General Meeting of Shareholders after the resolution by the Board of Directors, unless it is against the laws or the Articles of Incorporation of KEPCO.

Every shareholder who attends the General Meeting of Shareholders has the right to inquire and request for explanation on the agenda, unless he or she obviously intends to obstruct the proceedings.

Shareholders may make a proposal for the General Meeting of Shareholders, but any shareholder proposal has been submitted during the period from January 2017 to June 2019. KEPCO will consistently strive to guarantee the shareholders’ proposal right in accordance with the relevant laws, including establishing an internal standards and procedures and providing such information through KEPCO’s corporate website.

(3) Dividend

In accordance with specified provisions in the Korean Commercial Code, Articles of Incorporation of KEPCO, and the KEPCO Act, KEPCO is entitled to pay out dividends. KEPCO determines dividends considering future investment plan, cash flow and financial structure to emphasize shareholder value and increase shareholder return.

Also, KEPCO is authorized to pay preferential dividends on shares held by holders other than the Government. Pursuant to a proposal from the Government, its majority shareholder, KEPCO paid out differential dividends to the Government as compared to non-Government shareholders, but has not done so since 2001 as there has been no such proposal from a shareholder. There was no interim dividend paid in the past three years.

KEPCO’s dividend payments is finally determined at the Annual General Shareholders’ meeting through resolutions by the Board of Directors and announced officially through an electronic disclosure system (DART).

Details of KEPCO’s dividend payments in the past three years are as follows.

Fiscal Year	Share Dividend	Cash Dividend
		Dividend Per Share (KRW)	Payout Ratio (%)	Total Dividend (Million KRW)	Dividend Yield* (%)
2018	—	—	—	—	—
2017	—	790	33.7	507,152	2.1
2016	—	1,980	29.8	1,271,089	4.5

*	Dividend Yield ratio is based on closing price of KEPCO shares at the fiscal year end.

2. Fair and Equitable Treatment of Shareholders

(1) Issued Shares and Disclosure of Company Information

Currently, KEPCO’s authorized share capital is as follows.

	Authorized Shares	Issued Shares	Note
Common Shares	1,200,000,000	641,964,077
Class Shares	150,000,000	—	Non-Voting Preferred Shares

*	Par value of a share: KRW 5,000

Issued common shares are all registered common shares, and each share shall have one voting right. The voting rights of the shareholders who has shares in excess of three percent of the total number of issued shares are limited to three percent when appointing members of the audit committee, under the Korean Commercial Code.

KEPCO makes its company information publicly through its corporate website and electronic disclosure systems in order to provide the information in fair and equitable way in a timely manner.

KEPCO holds various IR meetings in relation to quarterly earnings releases in February, May, August and November. Moreover, following the relocation of its headquarters to Naju city, KEPCO holds IR meetings in Seoul every Friday with institutional investors. KEPCO announces the schedule for the earnings release through the corporate disclosure system of Korea Exchange as well as through public filings on the SEC website; KEPCO also posts its IR schedule on its corporate website.

IR Presentations are available on its corporate website, both in Korean and English. (http://home.kepco.co.kr/kepco/EN)

Since listing its American Depositary Receipts on the New York Stock Exchange in October 1994, KEPCO makes English disclosures available on the SEC website by way of the EDGAR system. The English filings KEPCO makes to the SEC is available by accessing http://www.sec.gov, clicking the “Company Filings” button and entering “Korea Electric Power Corporation” in the “Company Name” search field.

(2) Related Party Transactions and the Internal Control System

KEPCO has put in effect several internal regulations, including the Code of Conduct and Guidelines for Practice, for its executives and employees so as to prevent related party transactions and self-dealings that promote private interests among its executives and employees. Also, KEPCO has instituted an internal control system to identify and appropriately disclose related party transactions between KEPCO and its related parties.

Under the Code of Conduct, employees whose conduct harms the proper performance of his or her duties become subject to disciplinary actions. The Code of Conduct also prohibits employees from engaging in transactions based on information obtained in the course of employment.

In addition, under the Regulations Concerning the Public Disclosure, its executives and employees are prohibited from using any material nonpublic information related to its business in trading of securities or any other transaction.

III.	Board of Directors

1. Functions

(1) Management Decision

The Board of Directors, which is established based on the Korean Commercial Code, makes reviews and resolutions on the matters as stipulated in the relevant laws and the Articles of Incorporation of KEPCO, including matters concerning its finance, mid- and long- term strategy and business plans.

In accordance with the Regulations Concerning the Board of Directors, the Board of Directors may delegate to the CEO to decide on matters that are subject to BOD review and resolutions to the extent that such matters are deemed to be insignificant. In addition, under the Regulations, the CEO may act on urgent matters first and then promptly request for ratification by the Board of Directors to the extent that time did not permit holding a BOD meeting or the BOD meeting otherwise could not be held. However, if the Board of Directors decides not to ratify the emergency measures undertaken by the CEO, such measures will have no further force and effect.

Matters subject to resolutions by and reporting to the Board of Directors are as follows.

a) Matters subject to review and resolutions by the Board of Directors

•	Setting business objectives, budget, financing plans and operational plans;

•	Use of reserve funds;

•	Settlement of annual accounts;

•

Acquisition, addition and disposal of generation facilities in excess of 200,000 kW capacity and fixed assets valued at more than Won 30 billion (other than generation facilities and transmission and substation facilities);

•	Long-term planning for electricity transmission and substation;

•	Long-term borrowings, corporate debenture issuance and repayments thereof;

•	Electricity tariff rates;

•	Disposition of surplus funds;

•	Investment in or in-kind contributions to other entities;

•	Debt Guarantee for other entities;

•	Amendment of the Articles of Incorporation;

•	Establishment and amendment of major internal regulations;

•	Calling of the general meeting of shareholders and determination of the agenda therefor;

•	Issuance of new shares and disposition of forfeited shares and fractional shares;

•	Capital increase and decrease;

•	Approval of asset revaluation amounts;

•	Corporate dissolution;

•	Research and development plans;

•	Research and development plans;

•	Merger, dissolution and guarantee of investee companies;

•	Composition of the Director Nomination Committee and determination of the criteria for evaluating director nominees;

•	Management contract with the CEO;

•	Request for dismissal of the CEO;

•	Expansion and Establishment of branches

•	Remuneration for Executives; and

•	Other matters deemed necessary by the CEO or the Board of Directors.

b) Matters subject to reporting to the Board of Directors

•	Settlement of accounts for the first half of the fiscal year;

•

Matters noted during the National Assembly audit, audits by accountants performed pursuant to the Act on the Management of Public Institutions, and the audit by the Board of Audit and Inspection pursuant to the Act on the Management of Public Institutions, as well as plans for corrective measures and the results thereof;

•	Outcome of collective bargaining and estimated budget;

•	Performance of the audit committee and accounting audit results;

•	Explanation for non-standing director’s request pursuant to the Article 20 of the Act on the Management of Public Institutions;

•	Annual performance of the internal accounting control management system;

•	Large-scale Reorganization result including Headquarters;

•	Operating plan under the Act of supervising power generators for prevention of nuclear power plant corruption; and

•	Any other matters which the Board of Directors requires reporting from the CEO.

(2) Appointment of CEO and Internal Accounting Control System

The President of KEPCO, who concurrently serves as a Chief Executive Officer, is appointed in accordance with the Guidelines for Personnel Management of Public Institutions and Operational Regulations of Director Nomination Committee. The CEO is appointed by the President of the Republic of Korea upon the motion of the Ministry of Trade, Industry and Energy following the nomination by the Director Nomination Committee, the review and resolution of the Public Agencies Operating Committee(established under the Ministry of Economy and Finance) pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders.

The CEO Nomination Committee consists of five to fifteen members, and the chairman of the committee must be selected from among non-standing directors. The CEO Nomination Committee recommends eligible candidates that meet the criteria stipulated in the Guidelines for Personnel Management of Public Institutions and Operational Regulations of Director Nomination Committee. The eligibility criteria for a CEO candidate are as follows:

•	Professional knowledge and experience regarding the electric power industry;

•	Competence in managing organizational and corporate affairs;

•	Commitment and competence to initiate reform;

•	Strategy and vision as the Chief Executive Officer; and

•	Integrity, morality and a strong sense of corporate ethics.

The term of President and CEO is three years in accordance with the Act on the Management of Public Institutions. However, it can be renewed by an increment of one year based on the evaluation.

In the event that the President and CEO cannot perform his duties due to an unavoidable reason, one of the Standing Directors shall act for the President and CEO in such order of priority as shall be specified in the Organization Regulations. However, if none of the Standing Directors is able to serve as the chairperson of the Board of Directors, the Senior Non-Standing Director, the most senior Non-Standing Director (based on the date of appointment if the Senior Non-Standing Director is unable to serve) and the eldest Non-Standing Director (based on age if there are more than one such most senior Non-Standing Director) shall serve as the chairperson of the Board of Directors, in that order of priority.

The Audit Committee takes an important role in the risk management. The Audit Committee sets internal audit plans and conducts an audit on KEPCO’s business and accounting. The Audit Committee regularly receives reports from external auditor on the audit results, auditing activities and the soundness of financial activities, and provide its opinion. In addition, in order to ensure the ethical management, establishment, modification and abolishment of the Internal Regulations for Auditing and the Code of Ethics is subject to the review and resolutions by the Audit Committee.

KEPCO also has put in effect the Regulations on Disclosure Management to make sure that all information to be disclosed in a fair, accurate and timely manner. The Senior Executive Vice President for Strategy and Finance is responsible for establishing and maintaining disclosure management system, and the Accounting Settlement Team is gathering and reviewing the information to be disclosed from business operating department, periodically and frequently as needed.

Pursuant to the Act on External Audit of Stock Companies, KEPCO made the Regulation Concerning Internal Accounting Control System and established internal accounting control system. In order to enhance the reliability of financial information and share the importance of internal accounting control companywide, KEPCO defines control activities in detail and conducts an annual evaluation of the effectiveness of its internal accounting control system.

The President and CEO of KEPCO, who is responsible for the company’s internal accounting control system, examines the effectiveness of the company’s internal accounting control system after the end of every fiscal year and reports the results to the General Meeting of shareholders, the Board of Directors, and the Audit Committee. The Audit Committee evaluates the operating situation of internal accounting control system and reports the results to the Board of Directors.

KEPCO is in compliance with the related laws and regulations concerning the internal accounting control system, as it amends the internal regulations in accordance with any amendment to the Act on the External Audit of Stock Companies.

2. Composition of the Board of Directors

(1) Current state of Composition

Pursuant to the Act on the Management of Public Institutions and Articles of Incorporation of KEPCO, KEPCO’s Board of Directors consists of not more than 15 directors. Of such directors, no more than seven can be standing directors (including the CEO), and no more than eight can be non-standing directors. Since the standing directors (including the CEO) cannot constitute the majority of the Board of Directors, the board can perform independently from the management and the dominant shareholder.

Under the Regulations Concerning the Board of Directors and Act on the Management of Public Institutions, the senior non-standing director is appointed as the chairman of the board. However, in circumstance where the chairman cannot serve his or her duties inevitably, the most senior non-standing director (based on the date of appointment) or the eldest non-standing director (based on age if there are more than one such most senior non-standing director) shall serve as the chairman of the Board of Directors.

The organizational chart of the board of directors is as follows;

The Board of Directors as of June 2019 is listed as follows;

	Name	Title	Positions held Since
Standing Director	JongKap KIM	President, Chief Executive Officer	Apr. 13, 2018
Standing Director	Lee, Jung-Hee	Member of the Audit Committee	Aug. 13, 2018
Standing Director	Kim, Hoe-Chun	Senior Executive Vice President for Business Management	Jul. 16, 2018
Standing Director	Kim, Dong-Sub	Senior Executive Vice President for Business Operations	Jul. 16, 2018
Standing Director	Park, Hyung-Duck	Senior Executive Vice President for Strategy & Finance, Chief Financial Officer	Jul. 16, 2018
Standing Director	Lim, Hyun-Seung	Senior Executive Vice President for Nuclear Power Generations	Jul. 16, 2018
Standing Director	Kim, Sung-Arm	Senior Executive Vice President for Power Grid	Mar. 4, 2019
Non-standing Director	Kim, Tai-Yoo	Chairman of the Board of Directors	Oct. 10, 2018
Non-standing Director	Kim, Chang-Joon	-	Mar. 19 2018
Non-standing Director	Yang, Bong-Ryull	-	Apr. 4, 2018
Non-standing Director	Kim, Jwa-Kwan	-	Apr. 4, 2018
Non-standing Director	Jung, Yeon-Gil	Member of the Audit Committee	Apr. 4, 2018
Non-standing Director	Noh, Geum-Sun	Member of the Audit Committee	Jun. 12, 2018
Non-standing Director	Choi, Seung-Kook	-	Jun. 12, 2018
Non-standing Director	Park, Cheol-Su	-	Jun. 12, 2018

Under the Board of Directors, there are two subcommittees, namely, Audit Committee and Director Nomination Committee as follows;

Committees	Composition	Main Role of the Committee
Director Nomination Committee	Non-standing directors and members appointed by the Board of Directors (Total 5-15 members)

-   Decision on the nomination process for director candidates

-   Review and recommendation of candidates for director candidates

-   Negotiation of Administration Agreement with the President candidate

-   Other matters related with recommendation of the director candidates

Audit Committee	Noh, Geum-Sun (Chairman, Non-Standing)	- Conduct audit on work and accounting - Evaluate the operation of internal accounting control system - Inspect internal monitoring system is working
Lee, Jung-Hee (Standing)
Jung, Yeon-Gil (Non-Standing)

(2) Director Eligibility Requirements and Appointment Process

KEPCO’s directors satisfy all statutory eligibility requirements, including under the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Code. In addition, following appointment of directors, KEPCO periodically monitors whether the directors are compliant with the eligibility criteria, including in relation to the eligibility criteria applicable to outside directors under the Korean Commercial Code.

A. Eligibility

KEPCO considers the qualification requirements under the Guidelines for Personnel Management of Public Institutions and selects qualified candidates with practical abilities and competence. The qualifications required of executive directors include knowledge and experience in the relevant field, leadership and organizational management capabilities, ethical behavior based on integrity and morality and other qualifications required in light of KEPCO’s special characteristics and environment.

B. Director Appointment Process

Pursuant to the Act on the Management of Public Institutions, the KEPCO Act and the Articles of Incorporation of KEPCO, standing directors other than the CEO or those who concurrently serve as members of the audit committee are appointed by the CEO with the approval at the general meeting of shareholders.

In the case of standing directors other than the CEO or those who concurrently serve as members of the audit committee, the appointment process does not involve the Director Nomination Committee in accordance with the Act on the Management of Public Institutions; however, such directors are appointed from among candidates who pass the evaluation under Regulation Concerning Evaluation of Standing Directors for Public Institutions.

(3) Recommendation of Director Candidates

In accordance with the Act on the Management of Public Institutions, KEPCO must have a Director Nomination Committee for recommendation of candidates for the positions of the CEO, standing directors who concurrently serve as audit members, and non-standing directors. We manage details with the Operational Regulations of Director Nomination Committee.

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors. The Committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members.

The Committee members selected by the Board of Directors are from various fields, such as law, economics, academia, media and labor relations, and are required under the applicable regulations to include one person who acts as a spokesperson for KEPCO.

The Chairman of the Director Nomination Committee is elected from among the committee members who are non-standing directors by the vote of the members of the Director Nomination Committee.

In order to ensure transparency and fairness in the director nomination process, KEPCO strictly adheres to its internal regulations and relevant laws regarding the eligibility criteria and appointment process for directors. Moreover, KEPCO verifies the eligibility criteria of each director candidates, as required by the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Code. In addition, KEPCO enlists the assistance of the Ministry of Gender Equality and Family and other organizations to recruit women candidates and thereby foster a more gender-balanced representation in its Board of Directors.

KEPCO provides detailed information with director appointment process to shareholders at least two weeks before the General Meeting of Shareholders, to review thoroughly on director candidates. Also, KEPCO persistently makes efforts to reflect minority shareholders’ opinion.

We do not exclude concentrated voting under KEPCO’s articles of incorporation. If concentrated voting is claimed by a shareholder who has more than 1% of the issued shares, in a General meeting of shareholders subjects to the appointment of more than two directors, we can adopt concentrated voting in accordance with Korea Commercial Code.

3. Non-Standing Directors

In order to ensure fairness and transparency in the appointment of non-standing directors, KEPCO carries out such appointments in strict compliance with the specified procedures set out in the Operational Regulations of Director Nomination Committee for nomination of non-standing director candidates and after careful scrutiny for any statutory reasons for disqualification, including under the Korean Commercial Code.

All of KEPCO’s current non-standing directors satisfy the qualification requirements under relevant laws and KEPCO’s internal regulations and have no significant interests with the company.

The following tables sets forth the term of non-standing directors and significant interests as of June 3, 2019;

Name	Positions held Since (tenure)	Work Experience in		Transactions in the past 3 fiscal years with
		KEPCO	KEPCO’s Subsidiaries	KEPCO	KEPCO’s Subsidiaries
Kim, Chang-Joon	Mar. 19, 2018 (1yr 4m)	No	No	No	No
Yang, Bong-Ryull	Apr. 4, 2018 (1yr 2m)	No	No	No	No
Kim, Jwa-Kwan	Apr. 4, 2018 (1yr 2m)	No	No	No	No
Jung, Yeon-Gil	Apr. 4, 2018 (1yr 2m)	No	No	No	No
Noh, Geum-Sun	Jun. 12, 2018 (1yr)	No	No	No	No
Choi, Seung-Kook	Jun. 12, 2018 (1yr)	No	No	No	No
Park, Cheol-Su	Jun. 12, 2018 (1yr)	No	No	No	No
Kim, Tai-Yoo	Oct. 10, 2018 (8m)	No	No	No	No

As of June 3, 2019, none of KEPCO’s non-standing directors concurrently hold positions in other company.

4. Evaluation of Non-Standing Directors

Evaluation of the non-standing directors is conducted in accordance with the Act on the Management of Public Institutions. Evaluation is done regularly once every six months and two months prior to the expiry of the director’s term. Evaluation includes the attendance rates in the BOD meetings, performance in the BOD and contribution to KEPCO.

Compensation for a non-standing director does not exceed Won 30 million for a year, including fixed monthly payment and extra payment for attending meetings.

The following table sets forth compensations for non-standing directors in 2018 and 2019;

Year	Number of non-standing directors	Total amount of remuneration	Average remuneration per director
2018	8	240 million Korean Won	30 million Korean Won
2019	8	240 million Korean Won	30 million Korean Won

KEPCO does not grant stock options to the non-standing directors as of June 3, 2019.

If the results from an evaluation of a non-standing director show poor performance, the Ministry of Economy and Finance may dismiss the non-standing director through the resolution by the Public Institutions Steering Committee or propose the dismissal of the non-standing director to the person who has the right to appoint the non-standing director. The term of office for non-standing directors is two years, and it can be renewed by an increment of one year based on the evaluation results, at the discretion of the Minister of Ministry of Economy and Finance.

5. BOD Operation

(1) Outline of BOD Operation

KEPCO has operational details of the Board of Directors on the Articles of Incorporations of KEPCO and Regulations Concerning the Board of Directors. The Board of Directors is required to hold regular meetings on a monthly basis and non-regular meetings as needed. Meetings of the Board of Directors are convened upon the request of the chairperson or of more than one third of the Directors. Notice of the meeting is required at least seven days before the meeting. The Korean Commercial Code permits attendance by teleconference or video conference.

The following table sets forth the details of the board meetings held from January 2018 to June 3, 2019.

Date	Attendance/ Total	Agenda	Results

Feb. 8, 2018	11/12	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed

Feb. 23, 2018	12/12	Approval of the maximum aggregate amount of remuneration for directors in 2018	Approved as proposed
		Approval of the relocation plan of materials center in Gyeonggi District Division	Approved as proposed
		Approval of consolidated and separate financial statements for the fiscal year 2017	Approved as proposed
		Approval to call for the annual general meeting of shareholders for the fiscal year 2017	Approved as proposed
		Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2018-2019)	Accepted as reported
		Report on the annual management of commercial papers in 2017	Accepted as reported
		Report on internal control over financial reporting for the fiscal year 2017	Accepted as reported
		Evaluation report on internal control over financial reporting for the fiscal year 2017	Accepted as reported
		Report on the audit result for 2017	Accepted as reported

Feb. 27, 2018	8/12	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed

Mar. 15, 2018	9/12	Approval of amendments to investment structure and guarantee for Nghi Son II coal-fired power plant in Vietnam	Conditionally Approved
		Approval of liquidation of KEPCO Canada Energy(KCE), a subsidiary located in Canada	Approved as proposed
		Approval of the construction of a new Integrated Gangwon District Division Office Building	Approved as proposed
		Approval of the Statement of Appropriation of Retained Earnings for the fiscal year 2017	Approved as proposed

Mar. 26, 2018	9/12	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2018	Approved as proposed

Apr. 20, 2018	12/13	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed
		Composition of and approval of standards for examining candidates for Director Nomination Committee to recommend candidates for a non-standing director	Approved as proposed
		Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed

May 18, 2018	11/13	Composition of and approval of standards for examining candidates for Director Nomination Committee to recommend candidates for a standing director and member of the Audit Committee	Approved as proposed
		Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed
		Approval of amendment to the rules on employment	Approved as proposed
		Report on results of external and internal audits for the first quarter of 2018	Accepted as reported

Jun. 15, 2018	12/13	Approval of investment in the Encourage Fund for Rural communities in 2017	Approved as proposed
		Approval of the disposal of Bucheon combined heat & power plant	Approved as proposed
		Approval of long-term planning for electricity transmission and substation	Approved as proposed
		Approval of the establishment of a new regional office	Approved as proposed
		Approval of amendments on the Regulations Concerning the Board of Directors	Approved as proposed

Jun. 29, 2018	10/12	Approval of Agreement on Management Performance Assessment for the President	Approved as proposed
		Approval of the mid-to-long term financial management planning (2018-2022)	Approved as proposed
		Approval of the recommendation of the Audit Committee member candidate	Approved as proposed
		Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2018	Approved as proposed

Jul. 12, 2018	7/12	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2018	Approved as proposed

Aug. 7, 2018	11/14	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed

Aug. 17, 2018	14/15	Approval of investment in the Intra-company Employee Welfare Fund in 2018	Approved as proposed
		Approval of personnel increase	Approved as proposed
		Approval of amendments on the Regulations Concerning the Board of Directors	Approved as proposed
		Approval of share purchase agreement and share subscription agreement on the Calatagan photovoltaic station in Philippines	Approved as proposed
		Approval of liquidation of KESH(KEPCO Singapore Holdings Pte., Ltd) according to the amendment on investment structure for Nghi Son II coal-fired power plant in Vietnam	Approved as proposed
		Approval of liquidation of KRI(PT KEPCO Resource Indonesia) according to the disposal of resources development business in Indonesia	Approved as proposed
		Approval of the mid-to-long term management target (2019-2023)	Approved as proposed
		Composition of and approval of standards for examining candidates for Director Nomination Committee to recommend candidates for a non-standing director	Approved as proposed
		Report on the earnings results for the first half of fiscal year 2018	Accepted as reported

Sep. 20, 2018	12/15	Approval of the amendment to the Rules on Employment	Approved as proposed
		Report on the outcome of collective bargaining	Accepted as reported
		Report on results of external and internal audits for the second quarter of 2018	Accepted as reported

Oct. 25, 2018	11/15	Approval of the financial terms on project-financing agreement of Korea Offshore Wind Power Co., Ltd.	Approved as proposed

Nov. 16, 2018	15/15	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed
		Approval of payment guarantee for foreign currency-denominated borrowings in relation to the Bylong coal mine in Australia	Approved as proposed
		Approval of amendments to Basic Investment Contract of New Energy Industry Fund	Approved as proposed
		Report on results of external and internal audits for the third quarter of 2018	Accepted as reported

Dec. 20, 2018	14/15	Approval of the use of the reserve fund according to the judgement of secondary lawsuit on ordinary wages	Approved as proposed
		Approval of the establishment of KEPCO laboratory company	Approved as proposed
		Approval of the contribution to KINGS(KEPCO International Nuclear Graduate School)	Conditionally approved
		Approval of the liquidation of the equity contributed corporate (APKL) relevant to the nuclear power plant project	Approved as proposed
		Approval of the additional equity contribution on the construction and operational business of nuclear power plant in UAE	Approved as proposed
		Approval of R&D plan of 2019	Approved as proposed
		Approval of budget plan and borrowings in 2019	Approved as proposed

Jan. 23, 2019	11/15	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed
		Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	Approved as proposed

Feb. 22, 2019	14/15	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	Approved as proposed
		Approval of the amendments on the Internal Accounting Control Regulations	Approved as proposed
		Approval of consolidated and separate financial statements for the fiscal year 2018	Approved as proposed
		Approval of the maximum aggregate amount of remuneration for directors in 2019	Approved as proposed
		Report on the annual management of commercial papers in 2018	Accepted as reported
		Report on internal control over financial reporting for the fiscal year 2018	Accepted as reported
		Evaluation report on internal control over financial reporting for the fiscal year 2018	Accepted as reported
		Report on the audit result for 2018	Accepted as reported

Mar. 15, 2019	14/15	Approval of the establishment of and contributions to the subsidiaries for meter-reading and security services to transition non-permanent worker to permanent positions	Approved as proposed
		Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	Approved as proposed

Apr. 12, 2019	15/15	Approval of personnel increase	Approved as proposed
		Approval of the amendment to the Rules on Employment	Approved as proposed
		Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed

May 17, 2019	15/15	Approval of amendments to the construction planning of the flagship electronic vehicles charging station	Approved as proposed
		Approval of liquidation of Ulleungdo Natural Energy Co., Ltd.	Approved as proposed
		Report on results of external and internal audits for the first quarter of 2019	Accepted as reported

(2) Performance of Directors

KEPCO prepares minutes and depositions for each board meeting, specifying the time, place, attendees’ list, comments of attendees’ at the meeting and results of the resolutions. We note the opposing directors to agenda and the reasons for opposition; such minutes are signed by each director present at the meeting and made publicly available through KEPCO’s corporate website and All Public Information In-One website except company secrets. The minutes also are preserved at the headquarters after reports and confirmation at the following board meeting.

The following table sets forth the attendance and approval rates of the current directors in the fiscal year of 2018.

Name	Type	Position Held Since	Attendance Rate	Approval Rate
JongKap KIM	Standing	Apr. 13, 2018	91%	100%
Lee, Jung-Hee	Standing	Aug.13, 2018	100%	100%
Kim, Hoe-Chun	Standing	Jul. 16, 2018	100%	100%
Kim, Dong-Sub	Standing	Jul. 16, 2018	67%	100%
Park, Hyung-Duck	Standing	Jul. 16, 2018	100%	100%
Lim, Hyun-Seung	Standing	Jul. 16, 2018	100%	100%
Kim, Chang-Joon	Non-Standing	Mar. 19, 2018	75%	100%
Yang, Bong-Ryull	Non-Standing	Apr. 4, 2018	82%	100%
Kim, Jwa-Kwan	Non-Standing	Apr. 4, 2018	64%	100%
Jung, Yeon-Gil	Non-Standing	Apr. 4, 2018	73%	100%
Noh, Geum-Sun	Non-Standing	Jun. 12, 2018	100%	100%
Choi, Seung-Kook	Non-Standing	Jun. 12, 2018	89%	96%
Park, Cheol-Su	Non-Standing	Jun. 12, 2018	100%	100%
Kim, Tai-Yoo	Non-Standing	Oct. 10, 2018	100%	100%

6. Subcommittees

Under the Board of Directors, there are two subcommittees, namely, Audit Committee and Director Nomination Committee.

(1) Audit Committee

KEPCO maintains an Audit Committee pursuant to the Korean Commercial code. The Audit Committee consists of three members, two of who are required to be non-standing directors. The details of the Audit Committee are provided in ‘IV. Audit’ section.

(2) Director Nomination Committee

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors. The Committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members.

The Director Nomination Committee from January 2018 to June 3, 2019 were held as follows.

Round	Date	Agenda	Results
1	Jan. 9, 2018	Re-recommendation of one non-standing director candidate - Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	Jan. 25, 2018	Re-recommendation of one non-standing director candidate - Document screening	Approved as proposed
2	Jan. 12, 2018	Recommendation of three non-standing director candidates - Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	Jan. 31, 2018	Recommendation of three non-standing director candidates - Document screening	Approved as proposed
3	Feb. 26, 2018	Recommendation of the president candidate - Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	Mar. 9, 2018	Recommendation of the president candidate - Document screening	Approved as proposed
	Mar. 12, 2018	Recommendation of the president candidate - Interview	Approved as proposed
4	Apr. 25, 2018	Recommendation of three non-standing director candidates - Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	May 8, 2018	Recommendation of three non-standing director candidates - Document screening	Approved as proposed
5	Aug. 21, 2018	Re-recommendation of one non-standing director candidate - Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	Aug. 31, 2018	Re-recommendation of one non-standing director candidate - Document screening	Approved as proposed

IV.	Audit

1. Internal Audit

(1) Responsibilities and Authorities of the Audit Committee

KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions, and the composition, responsibilities and authorities of the Audit Committee are provided in the Operational Regulations Concerning the Audit Committee.

The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. At least one member of the committee must be an accounting or financial expert pursuant to the Enforcement Decree of the Korean Commercial Code.

One member of Audit committee is a standing director, and such director is appointed based on the recommendation of Director Nomination Committee and by the resolution of General Meeting of Shareholders. The other members of the Audit Committee who are non-standing directors are appointed from among the non-standing directors by the resolution of General Meeting of Shareholders; the members of the Audit Committee independently and separately conduct an audit on management. The standing director of the Audit Committee shall not concurrently hold the post of public official, executive or employee of the institution subject to self-audit, engage in duties for the purposes of financial gain other than public duties pursuant to the Act on Public Sector Audits.

The following table sets forth the current members of the Audit Committee

Title	Type	Name	Experiences Related to the Audit
Chairman	Non-Standing	Noh, Geum-Sun	Certified Public Accountant Executive Auditor of the National Pension Service (2006~2008)
Member	Non-Standing	Jung, Yeon-Gil	Ph. D. of Engineering in Inorganic Materials Energy Policy Consultant of the Ministry of Trade, Industry and Energy (2018~)
Member	Standing	Lee, Jung-Hee

President of Gwangju Bar Association (2005~2007)

Committee Member of Presidential Committee on Judicial Reform (2006)

Commissioner of Judicial Evaluation Committee of Korean Bar Association (2017~2018)

The Audit Committee conducts an audit on KEPCO’s business and accounting, inspect the business and assets of the company, evaluate the Internal Accounting Control System of the company and examine internal monitoring system. The committee carries out its duties independently of the Board of Directors and Managements to secure objectivity.

The Audit Committee, if necessary in carrying out its duties, may request attendance of employees of the company and external auditors’ attendance or submission of related materials and statements of opinions and consultation from external experts.

Matters subject to the review and resolutions by the Audit Committee are as follows:

•	Request to hold an extraordinary general meeting of shareholders;

•	Inspect the agenda and related documents for the general meeting of shareholders;

•	Report to the Board of Directors regarding a director’s contravention of laws and Articles of Incorporation;

•	Prepare an audit report on the financial statements to be submitted to the general meeting of shareholders;

•	Seek an injunction against a director if the director’s activities contravene KEPCO’s articles of incorporation or relevant laws and such activities are suspected of causing irreversible harm;

•	Request the directors to report on the status of the business

•	Represent KEPCO in case of a conflict of interest (including a lawsuit) between KEPCO and the directors;

•	Establish the annual audit plan;

•	Establish, amend or abolish KEPCO’s Code of Ethics and its related guidelines;

•	Approve the appointment, change and dismissal of external auditors;

•	Negotiate the compensation contract with external auditors;

•	Approve any non-audit work to be performed by external auditors;

•	Decide on the scope of matters that require consultation with external auditors;

•	Establish, modify and abolish the Operating Regulations Concerning the Audit Committee and the Internal Regulations for Auditing; and

•	Any other matters deemed necessary by the Audit Committee or other matters delegated to the Audit Committee by the Board of Directors or by law.

The Audit Committee shall receive reports on the following:

•	Report by directors on business and operations

•	Results of the following audits:

•	Audit by the Board of Audit and Inspection

•	Comprehensive and special audits to the extent the results have a material effect on KEPCO’s business and management;

•	Annual audit results; and

•	Audit results requested by two or more non-standing directors

•	Annual audit training plan

•	Report from external auditors on a director’s illegal act or any improper behavior in the course of performance of his or her duties

•	Report from external auditors on KEPCO’s violation of accounting standards and policy

•	Report from external auditors on the audit and related reporting

•	Evaluation of the auditing activities by external auditors

•	Design, performance and potential improvements related to the internal control system

•	Review of the appropriateness of critical accounting policies and estimates

•	Review of the soundness of financial activities and the accuracy of financial reporting

•	Review of the appropriateness of public disclosure

•	Breach of the Management Instruction stipulated in the Audit Standard of Public Institutions and Quasi-Governmental Institutions

•	Any other matters deemed necessary by the Audit Committee.

The breach of the law and the Articles of Incorporation of KEPCO by the management will be reviewed and resolved by the Audit Committee and be reported to the Board of Directors. The Committee receives reports from outside accounting firms on a director’s illegal act or any improper behavior in the course of performance of his or her duties. Any illegal acts or breaches of the management will be scrutinized in accordance with the internal audit plans and materiality of the matter and when such breaches and acts are of great importance, they will be reported to investigative authorities.

KEPCO has established an internal audit body, which directly reports to the Audit Committee. This body is an independent headquarters audit support team separate from the other executive teams. KEPCO also has installed internal audit teams in fifteen district divisions, three construction divisions and seven specialized business departments.

The internal audit teams carry out comprehensive audits, ordinary audits and extraordinary audits based on the annual audit plan approved by the Audit Committee at the beginning of the year and regularly report the results of these audits to the Audit Committee and the Board of Directors. The entirety of these audit results are accessible from KEPCO’s corporate website.

The Audit Committee members attend Board of Directors meetings and receive reports on business management that are of great importance. The committee members can easily have access to important information as it is stipulated in the internal audit plans that the committee members may receive reports on matters of great importance when it is required by the committee.

(2) Operation of the Audit Committee and the Performance of the members

Under the Operational Regulations of Audit Committee, the committee holds regular meetings on a quarterly basis and also on an as-needed basis. Notice of the meeting specifying the time, place, purpose and agenda must be provided to the members of the committee at least seven days prior to the date of the meeting. The quorum for the committee meeting is a simple majority, and resolutions are made by the majority of the members present.

The following table sets forth the details of the meetings of the Audit Committee from January 2018 to June 2019.

Date	Agenda	Results
Jan 19, 2018	Approval of Audit plans for 2018	Approved as proposed
	Approval of Education plans for auditors for 2018	Accepted as reported
Feb 23, 2018	Approval of amendments to Code of Conduct and Guideline for Practice for KEPCO executives and staff members	Approved as proposed
	Report on the audit result for 2017	Accepted as reported
	Report on internal control over financial reporting for the fiscal year 2017	Accepted as reported
	Evaluation report on internal control over financial reporting for the fiscal year 2017	Accepted as reported
Mar 15, 2018	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed
	Approval of selection of external auditors of subsidiaries	Approved as proposed
	External auditor’s report on the auditing results for the consolidated and separate financial statements for the fiscal year 2017	Accepted as reported
Apr 6, 2018	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed
Apr 20, 2018	Approval of selection of external auditors of subsidiaries	Approved as proposed
	Report on the Form 20-F for the fiscal year 2017 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported
	Auditor’s report for fiscal year 2017 in accordance with U.S. accounting principles	Accepted as reported

May 18, 2018	Approval of selection of external auditors of subsidiaries	Approved as proposed
	Report on results of external and internal audits during the first quarter of 2018	Accepted as reported
Jul. 11, 2018	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed
Jul. 20, 2018	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed
Aug. 17, 2018	Approval of the appointment of the chairman of the Audit Committee	Approved as proposed
	Independent auditor’s report on the audit plans for the fiscal year 2018	Accepted as reported
Sep. 20, 2018	Amendments to Code of Conduct and Guideline for Practice for KEPCO executives and staff members	Accepted as reported
	Approval of selection of external auditors of the fiscal year of 2019~2021	Approved as proposed
	Approval of selection of external auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed
	Report on results of external and internal audits during the second quarter of 2018	Accepted as reported
Nov. 8, 2018	Face-to-face evaluation on the candidates for the appointment of the external auditor 2019~2021	Appropriate
Nov. 16, 2018	Amendments to guidelines for internal audit regulations	Approved as proposed
	Approval of the establishment of Corruption Prevention Policy	Approved as proposed
	Approval of appointment of external auditor and its compensation 2019~2021	Approved as proposed
	Report on results of external and internal audits during the third quarter of 2018	Accepted as reported
	Report on the inspection plan of U.S. PCAOB (Public Company Accounting Oversight Board)	Accepted as reported
Dec. 20, 2018	Approval of selection of external auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed
	Prior report on the independence of the external auditor	Accepted as reported
Jan. 18, 2019	Approval of selection of external auditors of subsidiaries	Approved as proposed

Feb. 22, 2019	Amendments to the guidelines for the whistleblowing process and whistleblower protection	Approved as proposed
	Audit plans for 2019	Approved as proposed
	Approval of amendments to the Internal Accounting Control Regulations	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed
	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed
	Report on internal control over financial reporting for the fiscal year 2018	Accepted as reported
	Evaluation report on internal control over financial reporting for the fiscal year 2018	Accepted as reported
	Report on the audit result for 2018	Accepted as reported
	Approval of Education plans for auditors for 2019	Accepted as reported
Mar. 15, 2019	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed
	Auditor’s report on the annual general meeting of shareholders	Approved as proposed
	Amendments to guidelines for internal audit regulations and the guidelines for the Practice for KEPCO executives and staff members	Approved as proposed
	Approval of selection of external auditors of subsidiaries	Approved as proposed
	External auditor’s report on the auditing results for the consolidated and separate financial statements for the fiscal year 2018	Accepted as reported
Apr. 12, 2019	Approval of selection of external auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed
	Report on the Form 20-F for the fiscal year 2018 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported
	Auditor’s report for fiscal year 2018 in accordance with U.S. accounting principles	Accepted as reported
May 17, 2019	Approval of amendments to the guidelines for disciplinary actions	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed
	Report on the new accounting policy according to the amendments of IFRS16 Leases	Accepted as reported
	Report on the audit result the for first quarter of 2019	Accepted as reported
	Report on results of external audits during the first quarter of 2019	Accepted as reported

The following table sets forth the attendance rates of the current directors in the fiscal year of 2018.

Name	Type	Position held since	Attendance Rate	Approval Rate
Noh, Geum-Sun	Non-Standing	July 16, 2018	100%	100%
Jung, Yeon-Gil	Non-Standing	July 16, 2018	100%	100%
Lee, Jung-Hee	Standing	Aug.13, 2018	100%	100%

Audit procedures are conducted in accordance with the audit plans that pursuant to the Act on Public Sector Audits. Details of meetings of the Audit Committee including meeting date, venue, agenda, statements made and results are documented and signed by the attended members. The Audit Committee makes reports at Meetings of Shareholders regarding the meeting agenda, investigation results and audit reports statements in accordance with the Operational Regulations of Audit Committee and the Korean Commercial Code.

The internal audit teams carry out their duties faithfully.

2. External Auditor

(1) Appointment of External Auditors

As a listed company, KEPCO appoints the same auditor as its external auditor for three consecutive fiscal years in compliance with the Act on External Audit of Stock Companies. The Audit Committee approves the appointment of such external auditor.

The external auditor selection process involves a general competitive bidding, followed by negotiation of the engagement agreement. In order to be an eligible bidder, the external auditor must be a domestic accounting firm registered with the U.S. PCAOB and is thoroughly knowledgeable about U.S. accounting standards, or a domestic accounting firm affiliated with a professional organization, and must be a firm with no issues regarding independence.

The Audit Committee comprehensively considers the following qualities when approving the selection of external auditor: auditing period, proper number of skilled manpower, compensations, appropriateness of auditing plans, independence and expertise. Moreover, by organizing a bidding evaluation committee, the audit committee evaluates each bidder with the criteria of financial condition, understanding of KEPCO, allocation and proposed management of professionals, project implementation plan, audit quality and the availability of other accounting services.

Accordingly, on November 16, 2018, the Audit Committee approved the appointment of Ernst & Young Han Young as KEPCO’s external auditor for the fiscal years from 2019 to 2021.

The Audit committee evaluates annually the audit performance of the external auditor based on the compliance with the matters determined at the appointment, the adequacy of audit procedures, cooperation with the internal audit teams, and any sanctions by the regulatory authorities.

In limited circumstances, the Audit Committee may selectively authorize the external auditor to engage in non-audit services (such as tax adjustment services) that external auditor must perform as required under relevant laws, but only after finding that there are no significant independence issues as well as confirming full compliance with Section 201 of U.S. Sarbanes-Oxley Act, the Code of Ethics for Korean Certified Public Accountants and Operational Regulations of Audit Committee. The Audit Committee also considers any detriment to independence caused by such engagement, the need for a separate engagement agreement and the appropriateness of the fees being paid.

The external auditor provided the non-audit services to KEPCO and its subsidiaries from January 2018 to March 2019 as follows;

Date	Services	External Auditor	Compensations	Appointed Reasons
Oct. 24, 2018	Review on the confirmation of Mira Power (a subsidiary of KOEN)	Samjong KPMG	Won 1,200,000	External auditor should serve the audit under the Pakistani law
Feb. 11, 2019	Certification on the issuance of foreign currency bond of KOMIPO	Samjong KPMG	Won 133,000,000	Re-certification on the financial statements
Mar. 16, 2019	Tax advice and report on KEPCO KPS in Phillippines	Ernst & Young Han Young	Won 6,496,204	Appointed by the familiarity on the power industries in Phillippines

(2) Communications between the Audit Committee and the external auditor

The face-to-face meetings of the audit committee and the external auditor in the fiscal year of 2018 to March 2019 is listed as follows;

Date	Agenda		External Auditor
	Type	Contents
Mar 15, 2018	Report	External auditor’s report on the auditing results for the consolidated and separate financial statements for the fiscal year 2017	Samjong KPMG
Apr 20, 2018	Report	Auditor’s report for fiscal year 2017 in accordance with U.S. accounting principles	Samjong KPMG
Aug. 17, 2018	Report	Independent auditor’s report on the audit plans for the fiscal year 2018	Samjong KPMG
Nov. 16, 2018	Report	Report on the inspection plan of U.S. PCAOB (Public Company Accounting Oversight Board)	Samjong KPMG
Dec. 20, 2018	Report	Prior report on the independence of the external auditor	Ernst & Young
Han Young
Mar. 15, 2019	Report	External auditor’s report on the auditing results for the consolidated and separate financial statements for the fiscal year 2018	Samjong KPMG
Apr. 12, 2019	Report	Auditor’s report for fiscal year 2018 in accordance with U.S. accounting principles	Samjong KPMG
May 17, 2019	Report	Report on results of external audits during the first quarter of 2019	Ernst & Young Han Young

The Audit committee receives direct reporting from, and exchanges views with the external auditor at least on a semi-annual basis as to KEPCO’s critical accounting policy, review of the half-year financial statements, annual audit results and any illegal or improper act of KEPCO employees in the course of employment.

The external auditor reports to the Audit committee on important matters discovered during audit procedure through various methods including face-to-face meeting, e-mail and phone calls. The Audit Committee gives full support to the external auditor in conducting audit procedures. The communications between the external and internal audit teams and important matters found by the external auditors are reflected in internal audit procedures after reviewed by the internal audit teams.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name:	Kim, Kab-soon
Title:	Vice President

Date: June 28, 2019